ECLIPSE FUNDS

51 Madison Avenue

New York, NY 10010

February 10, 2012

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Schedule 14A of Eclipse Funds

File No.: 811-04847

Commissioners:

On behalf of Eclipse Funds (the “Registrant”), we are transmitting for filing with the Securities and Exchange Commission (the “Commission”) a proxy on Schedule 14A on behalf of MainStay Balanced Fund and MainStay U.S. Small Cap Fund (each a “Fund”), series of the Registrant. This filing relates to the following proposals:

1.	To approve an Agreement and Plan of Reorganization providing for the acquisition of all of the assets and liabilities of each Fund by a corresponding newly formed series of MainStay Funds Trust (each an “Acquiring Fund”), in exchange for shares of the Acquiring Fund followed by the complete liquidation of each Fund;

2.	To grant the Registrant the authority to enter into and materially amend agreements with certain subadvisors on behalf of one or more of the Funds without obtaining shareholder approval;

3.	To approve the amendment of or, in certain cases, the elimination of, the fundamental investment restrictions for the Funds; and

4.	To transact such other business as may properly come before the Special Meeting and any adjournments or postponements thereof.

No filing fee is due because the Registrant has previously registered an indefinite number of shares pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. Please direct any questions concerning the filing to the undersigned at 973-394-4505.

Very truly yours,

/s/ Thomas C. Humbert
Thomas C. Humbert
Assistant Secretary